UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the period between December 26, 2003 to January 25, 2004

CINAR Corporation (Translation of registrant’s name into English)

1055, Rene-Levesque Blvd East, Montreal, Quebec, Canada H2L 4S5 (Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F [ ] Form 40-F [X]

[Indicate by checkmark whether the registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange act of 1934.

Yes [ ] No [X]

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82- __________

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

CINAR Corporation (Registrant)

Date: January 30, 2004

By:	/s/ Stuart Snyder Stuart Snyder President & CEO

*Print the name and title of the signing officer under his signature.

CINAR Corporation

REVISION dated January 30, 2004

For the period between October 26, 2003 to November 25, 2003:

Date	Name	Number of Shares

October 30, 2003	Louis Fournier	49,000 B

Montreal, January 30, 2004

Securities and Exchange Commission 450 Fifth Street NW Washington, DC 20549

Attention:	Mr. Paul Dudek Office of International Corporate Finance

Re:	CINAR Corporation (the “Company”) Variable Multiple Voting Shares (Class “A”) Limited Voting Shares (Class “B”) and Report on Form 6-K

Dear Sir,

We are pleased to confirm the following: for the period between December 26, 2003 and January 25, 2004 CINAR has not granted any options to acquire Class “B” shares of the Company.

For the same period, no options to acquire Class “A” and Class “B” shares were exercised.

However, further to our letter dated November 28, 2003, for the period between October 26, 2003 and November 25, 2003, kindly note the revision to the table of options cancelled due to termination of employment or otherwise:

Date	Name	Number of Shares

October 30, 2003	Louis Fournier	49,000 B

Also enclosed for filing, pursuant to Rule 13a-16 under the Securities Exchange Act of 1934, as amended, is a copy of the Company’s Report on Form 6-K dated January 30, 2004 (the “Report”), electronically signed by an authorised person of the Company.

If you have any questions concerning the enclosed materials, please do not hesitate to call me at (514) 843-7070.

Yours truly,

/s/ Mark D. Chernin

Mark D. Chernin Vice-President, Business and Legal Affairs

Enclosures

cc: Stuart Snyder, Lucy Caterina/CINAR